United States securities and exchange commission logo





                            November 6, 2020

       Judith Bjornaas
       Chief Financial Officer
       ManTech International Corporation
       2251 Corporate Park Drive
       Herdon, VA 20171

                                                        Re: ManTech
International Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 21,
2020
                                                            File No. 000-49604

       Dear Ms. Bjornaas:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 8. Financial Statements and Supplementary Data
       Consolidated Balance Sheets, page 29

   1. Please present accounts payable separately from accrued expenses. Also, tell us and disclose with
quantification as of each balance sheet date any component of accrued expenses exceeding the
disclosure threshold. Refer to Rules 5-02.19 and .20 of
                                                        Regulation S-X.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Judith Bjornaas
ManTech International Corporation
November 6, 2020
Page 2

       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if
you have any questions.



FirstName LastNameJudith Bjornaas                      Sincerely,
Comapany NameManTech International Corporation
                                                       Division of Corporation
Finance
November 6, 2020 Page 2                                Office of Trade &
Services
FirstName LastName